April 19, 2007

Jeff Krstich, Chief Executive Officer
International Stem Cell Corporation
2595 Jason Court
Oceanside, California 92056

Re: International Stem Cell Corporation
        Registration Statement on Form SB-2
        Filed on April 11, 2007
        File No. 333-142048

Dear Mr. Krstich:

        This is to advise you that a preliminary review of the above registration statement
indicates that it fails in several respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of the form. For
this reason, we will not perform a detailed examination of the registration statement because
to do so would delay the review of other disclosure documents that do not appear to contain
comparable deficiencies.

        We have the following preliminary comments. After you have responded to these
comments the staff will consider whether it is advisable to perform a more detailed
examination of the registration statement.

1. Please amend your registration statement to include an auditor's report covering the
   audited financial statements required by Item 310 of Regulation S-B. We also note that
   you provide a consent of accountants signed by the firm of Burr, Pilger and Mayer LLP
   but your prospectus indicates that the financial statements are audited by Vasquez & Co.
   Please advise.

2. Please disclose the facts and circumstances related to the transaction(s) in which the
   16,686,315 shares registered for resale were issued or will be issued upon
   the exercise of warrants. In that regard you should also disclose the facts and
   circumstances related to the issuance of the warrants and all of the material terms of
   the warrants including all features related to the exercise price of the warrants.

3. We note that your list of selling shareholders is nineteen pages long and that you
   indicate you have issued shares in only two private transactions; a bankruptcy
   proceeding and in the reverse acquisition. Please provide your substantive legal
   analysis as to exemption(s) including all relevant facts and circumstances both as to

the common shares already outstanding and the warrants that may be exercised for shares registered in the resale.

4. When shares are registered for resale and there is no reliable trading market for the securities registered, the shares must be offered for a fixed price. Please amend you registration statement to provide a fixed price and eliminate disclosure regarding alternate means of distributing the shares or provide us your analysis as to why a fixed offering price does not apply to your offering.


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We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please address any questions to Gregory Belliston at 202-551-3861 or to me, the undersigned, at 202-551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc.   Eric A. Klein, Esq.
        Katten, Muchin Rosenman LLP
        2029 Century Park East, Suite 2600
        Los Angeles, California 90667